SECURI 04002541 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Lakes Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South Suite 500
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Flakne 952-841-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

650 Third Avenue South Suite 1300 Minneapolis MN 55402
(Address) (City) (State) (Zip Code)

RECEIVED FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John P. Flakne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Lakes Capital, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN SWEENEY TILLOTSON
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Comm. Expires Jan. 31, 2005

Signature

CEO/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Centennial Lakes Capital, LLC

(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)

Financial Statements
December 31, 2003

Report of Independent Auditors

To the Member of
Centennial Lakes Capital, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Centennial Lakes Capital, LLC (the "Company") (formerly, Centennial Lakes Capital, Inc.) (a wholly owned subsidiary of Kopp Holding Company, LLC) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with related parties. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 6, 2004

Centennial Lakes Capital, LLC
(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	91,056
Accounts receivable		38,110
Total assets	$	129,166
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	4,718
Payable to affiliate		14,448
Total liabilities		19,166
Member's equity		
Contributed capital		110,000
Total member's equity		110,000
Total liabilities and member's equity	$	129,166

The accompanying notes are an integral part of these financial statements.

Centennial Lakes Capital, LLC
(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Operations
Year Ended December 31, 2003

Revenues	
Distribution fee income	$ 214,238
Commission income	107,246
Interest income and other income	7,557
Total revenues	329,041
Expenses	
Management fees	115,018
Promotion	28,198
Distribution fees	14,294
State registration fees	18,300
Commissions	89,197
Other	64,034
Total expenses	329,041
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Centennial Lakes Capital, LLC

(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)

Statement of Changes in Member's Equity
Year Ended December 31, 2003

	Common Stock	Contributed Capital	Retained Earnings	Total
Balances at December 31, 2002	$ 10,000	$ 173,000	$ 1,451,581	$ 1,634,581
Cancellation/redemption of common stock	(10,000)	10,000	-	-
Distributions to stockholder	-	(73,000)	(1,451,581)	(1,524,581)
Balances at December 31, 2003	$ -	$ 110,000	$ -	$ 110,000

The accompanying notes are an integral part of these financial statements.

Centennial Lakes Capital, LLC
(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in accounts receivable	(32,046)
Increase in accounts payable	2,512
Increase in payable to affiliate	14,448
Net cash used in operating activities	(15,086)
Cash flows from financing activities	
Distributions to stockholder	(1,524,581)
Net cash used in financing activities	(1,524,581)
Net decrease in cash and cash equivalents	(1,539,667)
Cash and cash equivalents	
Beginning of year	1,630,723
End of year	$ 91,056

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Centennial Lakes Capital, LLC (the "Company") (formerly, Centennial Lakes Capital, Inc.) is organized as a Minnesota limited liability company and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a broker-dealer for the primary purpose of underwriting and distributing the mutual funds managed by Kopp Investment Advisors, LLC ("KIA") (an affiliate of the Company). The Company primarily markets the mutual funds managed by KIA through other broker-dealers. The Company's revenues are derived from transactions related to the underwriting and distribution of mutual funds managed by KIA.

On September 30, 2003, the Company converted from a business corporation to a limited liability company under the laws of the State of Minnesota. To effect this conversion, Centennial Lakes Capital, Inc. merged with and into a shell company, Centennial Lakes Capital, LLC. All assets and liabilities were transferred at historical cost. By virtue of this merger, all shares of capital stock of Centennial Lakes Capital, Inc. were cancelled by operation of law. At December 31, 2003, Kopp Holding Company, LLC is the sole member of the Company.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

The Company recognizes underwriting and distribution fee income on a trade date basis.

Income Taxes

As a wholly owned subsidiary of KHC, there are no income tax amounts included in the Company's financial statements at December 31, 2003, as the Company's parent, Kopp Holding Company, LLC ("KHC") has elected to be taxed as a limited liability company. As a limited liability company, KHC and the Company are subject to sections of the federal and state income tax regulations which provide that, in lieu of corporate level income taxes, the members are allocated 100% of KHC's consolidated income, deductions, losses and credits.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Affiliates

The Company utilizes certain centralized general and administrative functions of KHC. Pursuant to an operating agreement between the Company and KHC, the Company will pay to KHC a management fee equal to the Company's net operating income, if any. If payment of the management fee would cause a net capital violation or a proximity to net capital violation, KHC will agree to waive such payment and liability. To the extent the Company's operating expenses exceed operating revenues, KHC agrees that it will reimburse the Company for the excess. For the year ended December 31, 2003, the Company paid a management fee of $115,018 to KHC.

4. Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), the Company is required to maintain minimum net capital. The Uniform Net Capital Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $110,000 and $25,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.174 to 1.

Centennial Lakes Capital, LLC
(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Total member's equity	$ 110,000
Deduct	
Nonallowable assets	-
Net capital	110,000
Minimum net capital requirements	25,000
Net capital in excess of requirements	$ 85,000
Total liabilities	$ 19,166
Aggregate indebtedness	$ 19,166
Ratio of aggregate indebtedness to net capital	.174 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed by Centennial Lakes Capital, LLC in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in January 2004.

Centennial Lakes Capital, LLC
(Formerly, Centennial Lakes Capital, Inc.)
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Exemptive Provision Under Rule 15c3-3
December 31, 2003

Pursuant to the exemptive provisions of Paragraph (K)(1) of Rule 15c3-3 of the Securities and Exchange Commission, the provisions of Rule 15c3-3 are not applicable to Centennial Lakes Capital, LLC.

The above statement does not differ from the statement filed by Centennial Lakes Capital, LLC in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in January 2004.

To the Member of Centennial Lakes Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Centennial Lakes Capital, LLC (the "Company") (formerly, Centennial Lakes Capital, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 6, 2004